CONFORMED COPY

SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1933
For the month of November 2007
Pharmaxis Ltd
2/10 Rodborough Road,
Frenchs Forest, NSW 2086
Australia
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F ☑       Form 40-F ☐
(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
Yes ☐       No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______.)

ASX/NASDAQ Media release	08 November 2007

PHARMAXIS COMPLETES U.S. FDA SPECIAL PROTOCOL ASSESSMENT
Pharmaxis (ASX: PXS, NASDAQ: PXSL) today announced that it has reached agreement with the U.S. Food and Drug Administration (FDA) under the Special Protocol Assessment process (SPA) on the design of a pivotal Phase 3 trial of the company’s novel mucus clearing agent, Bronchitol, in patients with cystic fibrosis.
The SPA process allows for FDA evaluation of a clinical trial protocol intended to form the primary basis of an efficacy claim in support of a New Drug Application, and provides an agreement that the study design, including trial size, clinical endpoints and/or data analyses are acceptable to the FDA.
Pharmaxis Chief Executive Officer Dr Alan Robertson said: “We are pleased that the FDA has completed the Special Protocol Assessment, and we can initiate our second pivotal trial in cystic fibrosis. We now have a clear path toward gaining regulatory approval in the U.S. for Bronchitol in this important indication and continue on track to begin patient enrolment in this trial during the first quarter of 2008.”
The Phase III clinical trial treats subjects for 26 weeks. The trial is a randomized, double-blind investigation of Bronchitol twice daily in approximately 250 adults and children with cystic fibrosis. Participants will be assessed for improvements in pulmonary function, infectious episodes and quality of life.
Pharmaxis is developing Bronchitol as a treatment to improve mucus clearance in the lungs of patients with cystic fibrosis, bronchiectasis and chronic obstructive pulmonary diseases. Bronchitol is a patented, inhalable dry powder formulation of mannitol that is administered directly to the lungs through a convenient, breath activated and easy to use hand held device. The U.S. Food and Drug Administration has granted Bronchitol fast track status and it is designated as an orphan drug in the U.S. and Europe.
This trial is the second Phase III trial being undertaken with Bronchitol in people with cystic fibrosis. The first trial is being undertaken in Europe and Australia and commenced recruitment during the second quarter of 2007. Recruitment of volunteers is on track to close during the second quarter of 2008.
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SOURCE:	Pharmaxis Ltd, Sydney, Australia

CONTACT:	Alan Robertson — Chief Executive Officer Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia:
Felicity Moffatt, phone +61 418 677 701 or email moffattf@healthpr.com

About Pharmaxis
Pharmaxis (ACN 082 811 630) is a specialist pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and immune disorders. Its development pipeline of products include Aridol for the management of asthma, Bronchitol for cystic fibrosis, bronchiectasis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.
Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.
About Bronchitol
Pharmaxis Ltd is developing Bronchitol™ for the management of chronic obstructive lung diseases including cystic fibrosis, bronchiectasis and chronic bronchitis.
Bronchitol is a proprietary formulation of mannitol administered in a convenient hand-held, pocket-sized inhaler. Its formulation as a dry powder with four-way action helps restore normal lung clearance mechanisms.
Clinical studies have shown Bronchitol to be safe, effective and well tolerated in stimulating mucus hydration and clearance in people with chronic obstructive lung diseases. In particular, Bronchitol has been shown to increase mucus clearance from the lungs and significantly improve quality of life for people with bronchiectasis. Additional short term studies have also shown Bronchitol to improve lung function in people affected by cystic fibrosis.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

ASX/NASDAQ Media release	18 October 2007

ARIDOL TO BE EVALUATED IN MAJOR US ASTHMA STUDY
Pharmaxis (ASX:PXS, PXSL:NASDAQ) today announced that the lung challenge test, Aridol, has been accepted for evaluation in a major US asthma management study involving 360 subjects. The study received an investigator-initiated IND from the FDA and is running in parallel with a National Institue of Health (NIH) funded trial to determine the best therapy adjustment strategy for asthma patients over the long term. This ancillary study, run by the U.S. Asthma Clinical Research Network (ACRN), will examine whether Aridol can be used to improve outcomes in asthmatic patients by guiding therapy.
The recently published National Heart Lung and Blood Institute (NHLBI) asthma guidelines acknowledged the potential for measurement of biomarkers, such as Aridol, as a way of assessing risk and thereby guiding adjustments in treatment. No other commercially available tests have yet proven their worth in this area and it remains the single largest clinical and commercial opportunity to expand usage of Aridol. The ancillary study’s aims are to evaluate Aridol’s ability to characterize asthma phenotypes, predict asthma control and exacerbations, and predict responses to interventions.
Pharmaxis CEO Alan Robertson said, “Aridol has been successful in penetrating the existing market for challenge testing in Australia but as we prepare to complete our registrations in Europe and file the marketing application in the U.S. we must already set our sights on expanding the usage and benefits to patients. This study run by the prestigious ACRN group will complement an ongoing major UK study in exploring Aridol’s worth in asthma monitoring and management.”
The study is being run in 10 of the largest asthma clinical research centres in the U.S. First participants will be evaluated in November and the study is due to conclude by the end of 2008. A marketing application for Aridol is due for filing with the U.S. FDA in Q1 2008.
To find out more about Pharmaxis, go to: http://www.pharmaxis.com.au
To find out more about Aridol, go to: http://www.pharmaxis.com.au/target-diseases-and-products/our-products/our-products_home.cfm
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SOURCE:	Pharmaxis Ltd, Sydney, Australia
CONTACT:	Alan Robertson — Chief Executive Officer Ph: +61 2 9454 7200 or email alan.robertson@pharmaxis.com.au
RELEASED THROUGH:
United States:
Brandon Lewis, Trout Group, phone +1 646 378 2915 or email blewis@troutgroup.com
Australia:
Felicity Moffatt, phone +61 418 677 701 or email moffattf@healthpr.com

About Aridol
Asthma is among the top 10 most commonly cited reasons for consulting a General Practitioner (GP). Yet GPs currently rely upon older tests that are often inaccurate and cumbersome to assess airway inflammation in patients with asthma. The easy to administer test uses a patented formulation of mannitol processed into a breathable powder. The test requires the patient to inhale increasing doses of Aridol, which causes the airways to narrow and contract that is simply detected by measuring the amount of air a person can exhale in one second. The smaller the dose required to cause contraction, the more severe the patient’s asthma diagnosis. People without airway inflammation do not respond to an Aridol challenge test.
About Pharmaxis
Pharmaxis (ACN 082 811 630) is a pharmaceutical company involved in the research, development and commercialization of therapeutic products for chronic respiratory and immune disorders. Its development pipeline of products include, Aridol for the management of asthma, Bronchitol for cystic fibrosis, bronchiectasis and chronic obstructive pulmonary disease (COPD) and PXS64 for the treatment of multiple sclerosis.
Founded in 1998, Pharmaxis is listed on the Australian Stock Exchange (symbol PXS), and on NASDAQ Global Market (symbol PXSL). The company is headquartered in Sydney at its TGA-approved manufacturing facilities. For more information about Pharmaxis, go to www.pharmaxis.com.au or contact Jane Sugden, Investor Relations +61 2 9454 7230.
Forward-Looking Statements
The statements contained in this media release that are not purely historical are forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements in this media release include statements regarding our expectations, beliefs, hopes, goals, intentions, initiatives or strategies, including statements regarding the potential for Aridol and/or Bronchitol. All forward-looking statements included in this media release are based upon information available to us as of the date hereof, and we assume no obligation to update any such forward-looking statement as a result of new information, future events or otherwise. We can not guarantee that any product candidate will receive FDA or other regulatory approval or that we will seek any such approval. Factors that could cause or contribute to such differences include, but are not limited to, factors discussed in the “Risk Factors and Other Uncertainties” section of our Form 20-F lodged with the U.S. Securities and Exchange Commission.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Pharmaxis Ltd (Registrant)
Date: 13 November 2007	By:	/s/ David McGarvey
		Name:	David McGarvey
		Title:	Chief Financial Officer